UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)

Perma-Fix Environmental Services, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

714157203

(CUSIP Number)

Vinita K. Paul

Vice President, Chief Compliance Officer, General Counsel and Secretary

Heartland Advisors, Inc.

790 N. Water Street, Suite 1200

Milwaukee, Wisconsin 53202

(414) 347-7777

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

_______________________________

December 31, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 714157203
1.	NAME OF REPORTING PERSON Heartland Advisors, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO – Funds of investment advisory clients
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Wisconsin
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares
	8.	SHARED VOTING POWER 1,015,500 shares
	9.	SOLE DISPOSITIVE POWER 0 shares
	10.	SHARED DISPOSITIVE POWER 1,110,500 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,110,500 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%
14.	TYPE OF REPORTING PERSON IA

CUSIP NO. 714157203
1.	NAME OF REPORTING PERSON Heartland Holdings, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO – Funds of investment advisory clients
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Wisconsin
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares
	8.	SHARED VOTING POWER 1,015,500 shares
	9.	SOLE DISPOSITIVE POWER 0 shares
	10.	SHARED DISPOSITIVE POWER 1,110,500 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,110,500 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%
14.	TYPE OF REPORTING PERSON HC

CUSIP NO. 714157203
1.	NAME OF REPORTING PERSON William R. Nasgovitz
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO – Funds of investment advisory clients
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares
	8.	SHARED VOTING POWER 1,015,500 shares
	9.	SOLE DISPOSITIVE POWER 0 shares
	10.	SHARED DISPOSITIVE POWER 1,110,500 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,110,500 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%
14.	TYPE OF REPORTING PERSON IN, HC

This Amendment No. 7 to Schedule 13D amends and supplements the Schedule 13D originally filed on July 27, 2016 (the “Original Schedule 13D”) as amended by Amendment No. 1 filed on July 25, 2017 (“Amendment No. 1”), by Amendment No. 2 filed on August 30, 2017, by Amendment No. 3 filed on January 10, 2020, by Amendment No. 4 filed on January 13, 2021, by Amendment No. 5 filed on September 14, 2021 and by Amendment No. 6 filed on November 16, 2021 (the Original Schedule 13D, as so amended, the “Amended Schedule 13D”) and is being filed jointly on behalf of Heartland Advisors, Inc., a Wisconsin corporation (“Heartland”), Heartland Holdings, Inc. (“HHI”), a Wisconsin corporation and William R. Nasgovitz, an individual (each a “Reporting Person,” and together, the “Reporting Persons”), relating to the common stock, $0.001 par value per share (the “Common Stock), of Perma-Fix Environmental Services, Inc., a Delaware corporation (the “Company”). The purpose of this Amendment No. 7 to Schedule 13D is to update the Reporting Persons identified in Item 2, to update Annex 1 and other information set forth in Item 2 and to update Heartland’s ownership of Common Stock on behalf of client accounts.

Unless otherwise defined or modified below, capitalized terms used in this Amendment No. 7 to Schedule 13D shall have the meaning ascribed to them in the Original Schedule 13D.

All disclosure for items contained in the Amended Schedule 13D where no new information is provided for such item in this Amendment No. 7 to Schedule 13D is incorporated herein by this reference.

Item 2. Identity and Background

Item 2 of the Amended Schedule 13D is hereby deleted and replace with the following:

This Amended Schedule 13D is being jointly filed by Heartland, HHI and William R. Nasgovitz.

Heartland is an investment adviser registered with the SEC that provides investment advisory services to Heartland Group, Inc., a registered investment company, as well as private investment advisory clients (collectively, the “Client Accounts”). As investment adviser to the Client Accounts, Heartland has the authority to invest the funds of the Client Accounts in securities (including shares of Common Stock of the Company) as well as the authority to purchase, vote and dispose of securities (including shares of Common Stock of the Company), and may thus be deemed the beneficial owner of the shares of the Company’s Common Stock held by Heartland on behalf of the Client Accounts.

HHI is the parent holding company of Heartland and files this Schedule solely as the parent company of Heartland and indirect beneficial owner of the Common Stock held by Heartland.

Mr. William R. Nasgovitz is the Chief Executive Officer as well as a director and control person of Heartland. By virtue of his control of Heartland, Mr. Nasgovitz may be deemed to have a beneficial interest in the shares of the Company’s Common Stock held by Heartland on behalf of the Client Accounts.  Mr. Nasgovitz does not own any Common Stock for his own account and disclaims beneficial ownership of the shares of Common Stock reported herein. Information called for by Items 2-6 of Schedule 13D, if applicable, regarding the executive officers and directors of Heartland and HHI is set forth on Annex 1 attached hereto and incorporated herein by reference.

Heartland is a Wisconsin corporation. HHI is a Wisconsin corporation. Mr. Nasgovitz is a U.S. citizen. The principal business office address of Mr. Nasgovitz, HHI and Heartland is 790 North Water Street, Suite 1200, Milwaukee, WI 53202.

None of the Reporting Persons has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Amended Schedule 13D is hereby deleted and replaced with the following:

Heartland has beneficially owned shares of Common Stock on behalf of Client Accounts for a number of years. As of December 31, 2022, Heartland beneficially owned an aggregate of 1,110,500 shares of the Company’s Common Stock. All shares of Common Stock held by Heartland on behalf of the Client Accounts were purchased with funds provided by the Client Accounts.

Item 5. Interest in Securities of the Issuer

Item 5 of the Amended Schedule 13D is hereby deleted and replaced with the following:

The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 13,324,756 shares outstanding, which is the total number of shares of Common Stock outstanding as of November 1, 2022, as reported in the Company’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 3, 2022.

As of December 31, 2022, as investment adviser to the Client Accounts, Heartland may be deemed the beneficial owner of 1,110,500 shares, or approximately 8.3%, of the Company’s Common Stock. The clients of Heartland, a registered investment adviser, including a series of a registered investment company and other managed accounts, have the right to receive or the power to direct the receipt of dividends and proceeds from the sale of shares of the Company’s Common Stock held by Heartland included in this Schedule 13D. The Heartland Value Fund, a series of Heartland Group, Inc., a registered investment company, owns greater than 5% of the Common Stock of the Company. Any remaining shares of Common Stock disclosed in this filing as owned by Heartland, HHI and Mr. Nasgovitz are owned by various other Client Accounts managed by Heartland on a discretionary basis. To the best of Heartland’s knowledge, as of December 31, 2022, none of the other Client Accounts owns more than 5% of the shares of the Company’s Common Stock outstanding.

Heartland, as investment adviser to the Client Accounts, may be deemed to have shared voting power with respect to 1,015,500 shares and shared dispositive power with respect to 1,110,500 shares of Common Stock. HHI, as parent company of Heartland, and Mr. Nasgovitz, as a control person of Heartland, may each be deemed to have shared voting power with respect to 1,015,500 shares of the Company’s Common Stock and shared dispositive power with respect to 1,110,500 shares and may thus be deemed the indirect beneficial owner of the shares beneficially owned by Heartland. Mr. Nasgovitz specifically disclaims beneficial ownership of such shares.

Item 7. Material to be filed as Exhibits

Exhibit	Description

1	Joint Filing Agreement

2	Power of Attorney

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2023

HEARTLAND ADVISORS, INC.

By:      /s/ Vinita K. Paul

Name: Vinita K. Paul

Title:    Vice President, Chief Compliance Officer,

General Counsel and Secretary

HEARTLAND HOLDINGS, INC.

By:      /s/ Vinita K. Paul

Name: Vinita K. Paul

Title:    Vice President, General Counsel and

Secretary

WILLIAM R. NASGOVITZ

By:      /s/ Vinita K. Paul

Name: Vinita K. Paul

Title:    Attorney in Fact for William R. Nasgovitz

(Pursuant to Power of Attorney Filed Herewith)

ANNEX 1

DIRECTORS AND EXECUTIVE OFFICERS OF REPORTING PERSONS
HEARTLAND ADVISORS, INC.
HEARTLAND HOLDINGS, INC.

The name and present principal occupation or employment of each director and executive officer of Heartland Advisors, Inc. and Heartland Holdings, Inc. are set forth below.  The business address of each person is 790 North Water Street, Suite 1200, Milwaukee, WI 53202.  All of the persons listed below are U.S. citizens.  To the best of the Reporting Persons’ knowledge, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and no such person was a party to any civil or administrative proceeding. No person named below is the beneficial owner of any shares of the Company’s Common Stock except Mr. William R. Nasgovitz may be deemed the indirect beneficial owner of the Common Stock as reported in this Schedule.

Name	Principal Occupation
William J. Nasgovitz	Director and Chairman
William R. Nasgovitz	Director and Chief Executive Officer
Bradford A. Evans	Senior Vice President
Vinita K. Paul	Vice President, Chief Compliance Officer, General Counsel and Secretary
Nicole J. Best	Senior Vice President, Chief Financial Officer and Chief Administrative Officer
Michael D. Kops	Vice President
Colin P. McWey	Vice President
Andrew J. Fleming	Vice President
Troy W. McGlone	Vice President